

Mail Stop 4561

July 10, 2009

Via U.S. Mail and Facsimile (703) 438-2051

Dr. Magid M. Abraham, Ph.D.
President and Chief Executive Officer
comScore, Inc.
11950 Democracy Drive, Suite 600
Reston, Virginia 20190

> **Re: comScore, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 001-33520**

Dear Dr. Abraham:

We have reviewed your response letter dated June 19, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 29, 2009.

Item 7. Management's Discussion and Analysis of financial Condition and Results of Operations, page 45

Results of Operations, page 53

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 and Year Ended December 31, 2007 Compared to Year Ended December 31, 2006, page 53

1. We note your response to prior comment three indicating that the components of your specifically-tailored packages are not individually priced and that it would be unreasonably difficult for you to attempt to quantify growth in revenue due to

changes in volume versus changes in price. You further state that the majority of your customers purchase specifically-tailored packages. We note, however, your disclosure under "Our Revenues" on page 46 that 83% of your total revenues were derived from fees charged for subscription-based products. Please explain, given your response, how you were able to determine that the revenue growth you experienced during fiscal year 2008 and the quarterly period ended March 31, 2009 was due in part to price increases for your products and services as indicated on page 46. In this regard, please note that Item 303(a)(3)(iii) of Regulation S-K requires that material changes in revenue be accompanied by a narrative discussion of the extent to which such increases are attributable to changes in price or to increase in volume.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please direct any questions to Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, to me at (202) 551-3457. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel